UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Greenhill & Co., Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

395259104

(CUSIP Number)

Scott L. Bok

c/o Greenhill & Co., Inc.

300 Park Avenue

New York, New York 10022

(212) 389-1500

with a copy to:

Ricardo Lima, Esq.

Greenhill & Co., Inc.

300 Park Avenue

New York, New York 10022

(212) 389-1500

(Name, address and telephone number of person authorized to receive notices and communications)

January 10, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 395259104	13D	Page 1 of 11

1	Names of Reporting Persons Scott L. Bok
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 752,819
	8	Shared Voting Power 599,377
	9	Sole Dispositive Power 752,819
	10	Shared Dispositive Power 599,377
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,352,196
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 5.0%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 395259104	13D	Page 2 of 11

1	Names of Reporting Persons Bok Family Partners, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 140,942
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 140,942
11	Aggregate Amount Beneficially Owned by Each Reporting Person 140,942
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.5%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 395259104	13D	Page 3 of 11

1	Names of Reporting Persons Bok Family Foundation
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Connecticut
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 288,783
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 288,783
11	Aggregate Amount Beneficially Owned by Each Reporting Person 288,783
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.1%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 395259104	13D	Page 4 of 11

1	Names of Reporting Persons Scott L. Bok November 2015 Annuity Trust
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 169,652
	8	Shared Voting Power None
	9	Sole Dispositive Power 169,652
	10	Shared Dispositive Power None
11	Aggregate Amount Beneficially Owned by Each Reporting Person 169,652
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.6%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 395259104	13D	Page 5 of 11

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share (the “Shares”), of Greenhill & Co., Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 300 Park Avenue, New York, NY 10022.

Item 2.	Identity and Background.

Reporting Person	Address of Principal Office / Business or Residence Address	Jurisdiction of Organization / Citizenship	Occupation and Name / Address of Employer	Principal Business
Scott L. Bok	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	United States of America	Chief Executive Officer of Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	Investment Banking

Bok Family Partners, L.P.	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	Delaware	N/A	Holding Company

Bok Family Foundation	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	Connecticut	N/A	Charitable Foundation

Scott L. Bok November 2015 Annuity Trust	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	New York	N/A	Grantor Retained Annuity Trust Holding Assets for the Benefit of Scott L. Bok and His Two Children

Director / Officer / Control Person of a Reporting Person	Address of Principal Office / Business or Residence Address	Jurisdiction of Organization / Citizenship	Occupation and Name / Address of Employer	Principal Business

Bok Family Partners, L.P.
Control Persons

Scott L. Bok, General Partner	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	See above.	See above.	See above.

CUSIP No. 395259104	13D	Page 6 of 11

Bok Family Foundation
Control Persons

Scott L. Bok, Trustee	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	See above.	See above.	See above.

Roxanne Bok, Trustee	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	United States of America	Not employed.	N/A

Elliot Peter Bok, Trustee	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	United States of America	Financial Analyst, CBRE Group, 200 Park Avenue, New York, NY 10166	Commercial Real Estate Services

Scott L. Bok November 2015 Annuity Trust
Control Persons

Scott L. Bok, Trustee	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	See above.	See above.	See above.

During the last five years, none of the Reporting Persons nor directors, officers or other control persons of a Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 9, 2017, Scott L. Bok purchased a total of 579,710 Shares under the terms of a subscription agreement, dated September 25, 2017, by and among Scott L. Bok, Bok Family Partners, L.P. and the Issuer, at a price of $17.25 per share, for an aggregate purchase price of $10 million. Scott L. Bok purchased 463,768 of these Shares in his personal capacity and the remaining 115,942 of these Shares through Bok Family Partners, L.P. The source of funds for such purchase was funds controlled by Scott L. Bok.

Item 4.	Purpose of Transaction.

The Reporting Persons include Scott L. Bok, an entity controlled by Scott L. Bok, a charitable trust of which Scott L. Bok is a trustee and a grantor retained annuity trust of which Scott L. Bok is the sole trustee. Scott L. Bok is the Chief Executive Officer of the Issuer. The Shares to which this statement relates were acquired by the Reporting Persons with the purpose of investing in the Issuer’s securities and contributing to the recapitalization of the Issuer.

CUSIP No. 395259104	13D	Page 7 of 11

On September 25, 2017, the Issuer announced a recapitalization (the “Recapitalization”) which included the purchase of 579,710 Shares by Scott L. Bok, in his personal capacity and through Bok Family Partners, L.P., a purchase of 579,710 Shares by the Issuer’s Chairman, the borrowing by the Issuer of $350 million of term loans (the “2017 Term Loans”), the repayment of the Issuer’s existing bank debt and the repurchase by the Issuer of up to $285 million of Shares. In connection with the Recapitalization, the Issuer announced that it would substantially reduce or eliminate its quarterly dividend in order to improve tax efficiency and fund future repayment of debt. The purpose of the Recapitalization is to reduce taxes, increase earnings per share and increase employee alignment with stockholders, while offering those wishing to monetize their Shares an opportunity for liquidity.

On September 25, 2017, the Compensation Committee of the Issuer’s Board of Directors (the “Compensation Committee”) granted Scott L. Bok a $2,750,000 award of performance-based restricted stock units (“PRSUs”) in exchange for agreeing to forego 90% of his base salary, effective as of January 1, 2018 and through December 31, 2022. The value of this award represents the aggregate amount of base salary that Scott L. Bok will forego over the five year term between January 1, 2018 and December 31, 2022. This award will cliff vest at the end of the five year term, subject to continued employment through such time and a determination by the Compensation Committee that the 2017 Term Loans have been repaid in full. In addition to the September 25, 2017 award, Scott L. Bok presently has awards of up to 288,683 PRSUs outstanding if all performance targets are met.

Additionally, as the Chief Executive Officer of the Issuer, Scott L. Bok presently has awards of 380,655 restricted stock units outstanding and is eligible to receive further awards under the Issuer’s Equity Incentive Plan (as defined below), which was adopted to motivate employees of the Issuer and allow them to participate in the ownership of Shares. The Equity Incentive Plan is administered by the Compensation Committee, which has the authority, either directly or through its delegates, to grant equity awards to eligible persons including Scott L. Bok as Chief Executive Officer. Awards under the Equity Incentive Plan may be granted in the form of stock options, restricted stock, restricted stock units, performance awards, or other stock-based awards. The maximum number of shares that may be issued under the Equity Incentive Plan in respect of awards granted thereunder is 10,000,000, subject to certain adjustments for major corporate transactions or awards which are cancelled, terminated, forfeited, fail to vest or are otherwise not paid or settled for any reason. Awards granted under the Equity Incentive Plan generally vest ratably over a period of up to five years beginning on the first anniversary of the grant date or in full on the fifth anniversary of the grant date. The default treatment under the Equity Incentive Plan provides that awards shall fully vest upon a termination of employment as a result of death, disability or retirement and that awards are forfeited upon any other termination of employment outside of the change in control context.

The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations, investment considerations and/or other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer, including through one or more open market purchases or private transactions. The timing and amount of such acquisitions or dispositions will depend on the conditions and considerations described in the preceding sentence and may be entered into pursuant to a Rule 10b5-1 plan. As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

CUSIP No. 395259104	13D	Page 8 of 11

Except as set forth in this Schedule 13D, none of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Issuer’s financial condition, business, operations, competitive position, prospects and/or Share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors. Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (subject to any applicable restrictions under law or other contracts) to at any time or from time to time (A) purchase or otherwise acquire additional Shares or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise; (B) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions; (C) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities; and/or (D) encourage (including, without limitation, through communications with directors, management and existing or prospective security holders, investors or lenders of the Issuer, existing or potential strategic partners, industry analysts, and other investment and financing professionals) the Issuer to consider or explore the following: (i) sales or acquisitions of assets or businesses or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of Reporting Persons may be proposed as acquirers or as a source of financing); (ii) changes to the Issuer’s capitalization or dividend policy; (iii) changes to the present Board of Directors, including changes to the number or term of Board of Directors members or filling existing vacancies on the Board of Directors ; (iv) changes to the Issuer’s certificate of incorporation or bylaws; and (v) other changes to the Issuer’s business or structure.

Item 5.	Interest in Securities of the Issuer.

(a) See Item 9 on the Cover Pages to this Schedule 13D. Percentages are based on 27,029,836 Shares outstanding as of January 10, 2018.

As of the date hereof, the Reporting Persons beneficially own 1,352,196 Shares as a group, representing approximately 5.0% of the outstanding Shares.

Scott L. Bok. Scott L. Bok is the direct beneficial owner of 752,819 Shares, representing 2.8% of the outstanding Shares.

Scott L. Bok November 2015 Annuity Trust. Scott L. Bok controls the Scott L. Bok November 2015 Annuity Trust. The Scott L. Bok November 2015 Annuity Trust is the direct beneficial owner of 169,652 Shares, representing approximately 0.6% of the outstanding Shares.

Bok Family Partners, L.P. Scott L. Bok controls Bok Family Partners, L.P. Bok Family Partners, L.P. is the direct beneficial owner of 140,942 Shares, representing approximately 0.5% of the outstanding Shares.

Bok Family Foundation. Scott L. Bok controls the Bok Family Foundation. The Bok Family Foundation is the direct beneficial owner of 288,783 Shares, representing approximately 1.1% of the outstanding Shares.

(b)	Number of Shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: See Item 7 on the Cover Pages to this Schedule 13D.

(ii)	Shared power to vote or to direct the vote: See Item 8 on the Cover Pages to this Schedule 13D.

CUSIP No. 395259104	13D	Page 9 of 11

(iii)	Sole power to dispose or to direct the disposition: See Item 9 on the Cover Pages to this Schedule 13D.

(iv)	Shared power to dispose or to direct the disposition: See Item 10 on the Cover Pages to this Schedule 13D.

(c) On November 16, 2017, 150,900 Shares reverted back to Scott L. Bok from the Scott L. Bok November 2015 Annuity Trust pursuant to the terms of the trust.

On November 9, 2017, Scott L. Bok purchased a total of 579,710 Shares under the terms of a subscription agreement, dated September 25, 2017, by and among Scott L. Bok, Bok Family Partners, L.P. and the Issuer, at a price of $17.25 per share, for an aggregate purchase price of $10 million. Scott L. Bok purchased 463,768 of these Shares in his personal capacity and the remaining 115,942 of these Shares through Bok Family Partners, L.P.

On September 25, 2017, the Compensation Committee granted Scott L. Bok a $2,750,000 award of PRSUs in exchange for agreeing to forego 90% of his base salary, effective as of January 1, 2018 and through December 31, 2022. The value of this award represents the aggregate amount of base salary that Scott L. Bok will forego over the five year term between January 1, 2018 and December 31, 2022. This award will cliff vest at the end of the five year term, subject to continued employment through such time and a determination by the Compensation Committee that the 2017 Term Loans have been repaid in full.

Except as described in this Item 5(c), there have been no transactions in Shares effected during the past 60 days by any of the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Equity Incentive Plan. As the Chief Executive Officer of the Issuer, Scott L. Bok is eligible to receive awards under the Issuer’s Equity Incentive Plan, which was adopted to motivate employees of the Issuer and allow them to participate in the ownership of Shares. The Equity Incentive Plan, as amended and restated, became effective as of March 9, 2015 and was approved by the Issuer’s stockholders at the Issuer’s annual meeting in April, 2015 (the “Equity Incentive Plan”). The Equity Incentive Plan is administered by the Compensation Committee, which has the authority, either directly or through its delegates, to grant equity awards to eligible persons including employees, directors and certain other non-employees as selected by the Compensation Committee. Awards under the Equity Incentive Plan may be granted in the form of stock options, restricted stock, restricted stock units, performance awards, or other stock-based awards. The maximum number of shares that may be issued under the Equity Incentive Plan in respect of awards granted thereunder is 10,000,000, subject to certain adjustments for major corporate transactions or awards which are cancelled, terminated, forfeited, fail to vest or are otherwise not paid or settled for any reason. Awards granted under the Equity Incentive Plan generally vest ratably over a period of up to five years beginning on the first anniversary of the grant date or in full on the fifth anniversary of the grant date. The default treatment under the Equity Incentive Plan provides that awards shall fully vest upon a termination of employment as a result of death, disability or retirement and that awards are forfeited upon any other termination of employment outside of the change in control context. This summary of the Equity Incentive Plan is qualified in its entirety by reference to the Equity Incentive Plan, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.

Greenhill & Co., Inc. Equity Incentive Plan Restricted Stock Unit Award Notification. On September 25, 2017, the Compensation Committee granted Scott L. Bok a $2,750,000 award of PRSUs in exchange for agreeing to forego 90% of his base salary, effective as of January 1, 2018 and through December 31, 2022. Each PRSU represents the right to receive, upon and subject to the vesting of

CUSIP No. 395259104	13D	Page 10 of 11

the PRSU, the number of Shares determined under the award agreement. Such PRSUs will be eligible for vesting on the earlier to occur of (i) September 30, 2022 and (ii) the maturity date of the 2017 Term Loans, subject to Scott L. Bok’s continued employment through such date and the Compensation Committee’s determination that (x) the Recapitalization transactions have been completed, (y) there has been no default in relation to the 2017 Term Loans and (z) the 2017 Term Loans have been repaid in full. The PRSU award described above is subject to the terms and conditions, including provisions relating to termination and change of control, of the Equity Incentive Plan and the Form of Greenhill & Co., Inc. Equity Incentive Plan Restricted Stock Unit Award Notification (the “PRSU Award Notification”). This summary of the PRSU Award Notification is qualified in its entirety by reference to the PRSU Award Notification, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference.

Joint Filing Agreement. On January 10, 2018, each of the Reporting Persons entered into an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect the securities of the Issuer to the extent required by applicable law. This summary of the Joint Filing Agreement is qualified in its entirety by reference to the Joint Filing Agreement, a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference.

Except for the Equity Incentive Plan, PRSU Award Notification and Joint Filing Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description
1	Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit A to the Issuer’s Definitive Proxy Statement on Schedule 14A, filed on March 13, 2015).*

2	Form of Greenhill & Co., Inc. Equity Incentive Plan Restricted Stock Unit Award Notification (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on September 26, 2017).*

3	Joint Filing Agreement, dated January 10, 2018, by and among the Reporting Persons.

*	Previously filed.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 10, 2018

Scott L. Bok

By:	/s/ Scott L. Bok
Name:	Scott L. Bok

Bok Family Partners, L.P.

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	General Partner

Bok Family Foundation

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	Trustee

Scott L. Bok November 2015 Annuity Trust

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	Trustee

CUSIP No. 395259104	13D

EXHIBIT INDEX

Exhibit Number	Description
1	Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit A to the Issuer’s Definitive Proxy Statement on Schedule 14A, filed on March 13, 2015).*

2	Form of Greenhill & Co., Inc. Equity Incentive Plan Restricted Stock Unit Award Notification (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on September 26, 2017).*

3	Joint Filing Agreement, dated January 10, 2018, by and among the Reporting Persons.

*	Previously filed.